December 20, 2018

Jerome Baglien
Chief Financial Officer and Treasurer
Benefit Street Partners Realty Trust, Inc.
9 West 57th Street
Suite 4920
New York, NY 10019

       Re: Benefit Street Partners Realty Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2017
           Filed March 16, 2018
           File No. 000-55188

Dear Mr. Baglien:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 36

1. Please expand your disclosure in future filings to quantify the average quarterly balance of your repurchase agreements for each of the past three years, the period end balance for each of those quarters and the maximum balance at any month-end. Please also provide a discussion explaining the causes and business reasons for significant variances among these amounts.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jerome Baglien
Benefit Street Partners Realty Trust, Inc.
December 20, 2018
Page 2

       You may contact Howard Efron at 202-551-3439 or Eric McPhee at 202-551-3693 with any questions.



                                                        Sincerely,
FirstName LastNameJerome Baglien
                                                        Division of Corporation
Finance
Comapany NameBenefit Street Partners Realty Trust, Inc.
                                                        Office of Real Estate
and
December 20, 2018 Page 2                                Commodities
FirstName LastName